                                                                 DECHERT LLP
                                                            1775 I STREET, N.W.
                                                      WASHINGTON, D.C.  20006
                                                                   (202) 261-3300

                                                                      March 2, 2010

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

            Re:       Fenimore Asset Management Trust
                        File Nos. 33-7190 and 811-4750

Ladies and Gentlemen:

            Enclosed for filing on behalf of Fenimore Asset Management Trust (the "Trust"), pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), is Post-Effective Amendment No. 39 to the Trust's Registration Statement on Form N-1A with respect to the Trust's two separate investment series: FAM Value Fund and FAM Equity-Income Fund (the "Funds").

            This amendment is to become effective on May 1, 2010, pursuant to Rule 485(a).  The filing is being made for the purposes of: (1) revising the Registration Statement to include applicable new disclosure in the Prospectuses for the Funds  and (2) making such non-material and updating changes as the Trust deems appropriate.  Revised disclosure in the Statements of Additional Information for the Funds regarding applicable new disclosure concerning the Trust's Board of Trustees will be included in a subsequent filing.

            Please do not hesitate to contact the undersigned at (202) 261-3364 if you have any questions regarding this filing.

                                                                                    Very truly yours,

                                                                                    /s/ Patrick W.D. Turley

15565461.1.BUSINESS